UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2015

On February 26, 2016, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2015 as follows:

•	Date and Time: March 25, 2016, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2015

2)	Amendment of the articles of incorporation

3)	Appointment of directors (seven non-executive directors)

4)	Appointment of members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors

Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominees for Non-Executive Directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office

Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	-	No	1 year

Woon Youl Choi	April 1950	• Endowed Professor, Sogang University (Current) • Professor, Sogang University • Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	-	No	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Suk Ryul Yoo	April 1950

•    Advisor, Samsung Electronics Co., Ltd. (Current)

•    Visiting Professor, Seoul National University

•    Chairman, Credit Finance Association

•    President & CEO, Samsung Total Petrochemicals Co., Ltd.

•    President & CEO, Samsung Card Co., Ltd.

•    President & CEO, Samsung Life Insurance Co., Ltd.

•    President & CEO, Samsung Securities Co., Ltd.

•    President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	No	1 year

Michael Byungnam Lee	September 1954

•    President, LG Academy (Current)

•    President & CEO, LG Academy

•    Executive Vice President, Human Resources, LG Corp

•    Vice President, LG Academy

•    Assistant Professor, Georgia State University

•    Assistant Professor, California State University

•    Project Analyst, Daewoo Industrial Co., Ltd.

			President , LG Academy	No	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	-	No	1 year

Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	-	No	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Jongsoo Han	October 1960	• Member, IFRS Interpretations Committee (Current) • Professor, Ewha Womans University (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	-	No	1 year

Nominees for Members of the Audit Committee Who Are Non-Executive Directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	-	No	1 year

Woon Youl Choi	April 1950	• Endowed Professor, Sogang University (Current) • Professor, Sogang University • Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	-	No	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office

Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	-	No	1 year

Jongsoo Han	October 1960	• Member, IFRS Interpretations Committee (Current) • Professor, Ewha Womans University (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	-	No	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 26, 2016	By /s/ Dong Cheol Lee
(Signature)

	Name:	Dong Cheol Lee
	Title:	Senior Managing Director